UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                          to

Commission File Number

001-32663

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

iHEARTMEDIA, INC. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLEAR CHANNEL OUTDOOR HOLDINGS, INC.

4830 North Loop 1604W, Suite 111

San Antonio, Texas 78249

Telephone (210) 832-3700

iHeartMedia, Inc. 401(k) Savings Plan

December 31, 2018 and 2017

iHeartMedia, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December  31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of iHeartMedia, Inc. 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the iHeartMedia, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

iHeartMedia, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2015.

San Antonio, Texas

June 28, 2019

iHeartMedia, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

Assets	2018	2017

Investments at Fair Value:
Plan interest in iHeartMedia, Inc. Master Trust	$1,003,579,794	$1,101,000,287

Total investments, at fair value	1,003,579,794	1,101,000,287

Receivables:
Employer contributions	415,704	492,661
Participants’ contributions	1,692,617	1,597,838
Notes receivable from participants	15,519,144	14,475,713

Total receivables	17,627,465	16,566,212

Total assets	1,021,207,259	1,117,566,499

Net assets available for benefits	$1,021,207,259	$1,117,566,499

See Notes to Financial Statements

iHeartMedia, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2018

Interest income on notes receivable from participants	709,345

Contributions:
Employer	15,711,394
Participants	50,923,307
Rollovers	8,330,076

Total contributions	74,964,777

Total additions	75,674,122

Deductions
Net loss from the plan interest in iHeartMedia, Inc. Master Trust	(69,074,586)
Benefits paid to participants	(102,651,785)
Administrative expenses	(306,991)

Total deductions	(172,033,362)

Net decrease	(96,359,240)

Net assets available for benefits, beginning of year	1,117,566,499

Net assets available for benefits, end of year	$1,021,207,259

See Notes to Financial Statements

iHeartMedia, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Note 1:    Description of Plan

The following description of the iHeartMedia, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all eligible employees of iHeartMedia, Inc. (the “Company” or the “Plan Sponsor”), including employees of Clear Channel Outdoor Holdings, Inc., an indirect, non-wholly owned subsidiary of the Company as of December 31, 2018. Employees become eligible to participate in the Plan after completing 90 days of service and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under Internal Revenue Service (IRS) rules and regulations. Each year, participants may elect to contribute up to 25% of their eligible pay on a pre-tax basis, up to the annual IRS maximum 401(k) deferral limit of $18,500 in 2018. The Plan Sponsor limits the 401(k) deferral percentage elections of all highly compensated employees in the Plan to a maximum of 5% of pay. The IRS limits the amount of compensation that can be taken into account for Plan purposes. For 2018, the qualified plan compensation limit was $275,000. Employees participating in the Plan who attained age 50 by December 31 are eligible to contribute an additional $6,000 in pre-tax “catch-up” contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. During 2018, the plan offered one unitized majority-owned subsidiary common stock fund (the Clear Channel Outdoor Holdings, Inc. stock fund) and various registered investment funds. The Clear Channel Outdoor Holdings, Inc. stock fund became closed to new investments as of May 1, 2019.

Employer contributions to the Plan include matching contributions, currently in an amount equal to 50% of the first 5% of each participant’s voluntary contributions under the Plan. Additionally, elective contributions may be made annually at the discretion of the Plan Sponsor’s Board of Directors. The employer matching contribution was $15,711,394 for the year ended December 31, 2018. No employer elective contributions were made for the year ended December 31, 2018.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Plan Sponsor’s contribution and Plan earnings (losses) and charged with certain stock fund expenses and transaction fees. Allocations are based on participant account balances and participant-directed transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

iHeartMedia, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Forfeitures

Participant forfeitures of non-vested contributions and unclaimed benefits are used to reduce employer contributions to the Plan. For the year ended December 31, 2018, $1,203,744 in forfeitures were used to reduce employer contributions. Unallocated forfeitures as of December 31, 2018 and 2017, were approximately $122,571 and $247,536, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s contributions is based on years of continuous service. A participant is 100% vested in the Plan Sponsor’s contributions to the participant’s account after five years of credited service (or upon the death or disability of the participant or attainment of age 65).

Notes Receivable From Participants

Participants may borrow from $1,000 up to a maximum of the lesser of (i) $50,000 reduced by the excess, if any, of (A) the highest outstanding balance of loans to the participant from the Plan during the one-year period ending on the day before the day the loan is made, over (B) the outstanding balance of loans to the participant from the Plan on the date on which the loan is made, or (ii) 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear a fixed interest rate equal to 1% above the prime rate as reported in the Wall Street Journal for the last business day of the quarter preceding the calendar quarter in which the loan is processed unless such rate is not “reasonable” within the meaning of ERISA, in which case a reasonable rate of interest shall be used.

Rollovers

Rollovers represent transfers of eligible cash distributions from any other qualified plans through a direct transfer from such plan.

Payment of Benefits

On termination of employment, the Plan provides that benefits will be paid by a lump-sum distribution, a rollover or a combination of a lump-sum and rollover. Participants also may elect to receive all or part of their funds invested in the Clear Channel Outdoor Holdings, Inc. stock fund in the form of shares of Clear Channel Outdoor Holdings, Inc. The Plan Sponsor encourages terminated participants to review the distribution options available under the Plan.

iHeartMedia, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The Plan Sponsor may periodically distribute the funds of terminated participants who do not make a distribution election. If the vested account balance is $1,000 or less upon termination of employment, the funds will be distributed in the form of a lump-sum distribution unless the participant has elected to rollover the distribution. If the vested account balance is greater than $1,000 but less than $5,000 upon termination of employment, the distribution will be paid in the form of a direct rollover to an individual retirement plan designated by the iHeartMedia, Inc. Retirement Benefits Committee unless the participant has elected to receive the distribution in a lump-sum payment or as a direct rollover. For benefits over $5,000 upon termination of employment, participants may elect to have benefits paid by lump-sum distribution, remain in the Plan until the earlier of age 65 or death of the participant or rolled over into another qualified plan. Absent such an election, participants whose benefits exceed $5,000 upon termination of employment will receive a lump-sum payment as soon as administratively feasible after reaching age 65. Hardship withdrawals are available to Plan participants upon approval.

Recent Accounting Standards

In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update No. 2017-06 “Employee Benefit Plan Master Trust Reporting” (ASU 2017-06). ASU 2017-06 requires plans to report interests in a master trust and changes in the value of that interest as separate line items on the plan’s financial statements. The plans must also disclose the master trust’s investments by general type as well as other assets and liabilities and disclose the dollar amount of the plan’s interest in each category disclosed. The new standard is effective for fiscal years beginning after December 15, 2018 with retrospective application. Early adoption is permitted. Management is currently evaluating this updated guidance.

In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. Management is currently evaluating this updated guidance.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments are effective for all entities for fiscal years beginning after December 15, 2019, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the fair value disclosures. Management is currently evaluating this updated guidance.

Note 2:     Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

iHeartMedia, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Investment Valuation and Income Recognition

The Plan’s interest in the iHeartMedia, Inc. Master Trust (Master Trust) is stated at fair value (see Note 4).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.

Payments of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded as their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

iHeartMedia, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Note 3:     Plan Interest in iHeartMedia, Inc. Master Trust

The Master Trust was established for the investment of assets of the Plan and other Company sponsored retirement plans. As of December 31, 2018, these investments in the Master Trust consisted of and were valued as follows:

•	Clear Channel Outdoor Holdings, Inc. Class A common stock – quoted market price
•	Registered investment funds – quoted market price

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Each participating plans’ interest in the Master Trust is based on account balances of the participants and their elected investment fund options. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans investment income and administrative expenses to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

The proportionate interest of the Plan in the Master Trust at December 31, 2018 and 2017, was approximately 98.0% and 98.1%, respectively. The following table presents the fair values of the Master Trust at December 31, 2018 and 2017.

	2018	2017
Investments at Fair Value:
Clear Channel Outdoor Holdings, Inc. Class A common stock	$2,935,371	$2,434,104
Cash holdings	76,581	56,312
Registered investment funds	1,021,455,273	1,120,190,410

	$1,024,467,225	$1,122,680,826

iHeartMedia, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The Plan’s balance and percentage interest in each of the investment fund options of the Master Trust are as follows:

Investments at Fair Value	December 31, 2018	Percentage of Master Trust	December 31, 2017	Percentage of Master Trust
Fidelity 500 Index Institutional	–	–	$190,699,104	98.19%
Fidelity 500 Index	176,929,212	98.07%	–	–
Fidelity Extended Market Index	86,931,443	98.94%	102,224,427	99.02%
Fidelity Diversified International – Class K	61,659,381	97.44%	74,727,063	97.78%
Fidelity Growth Company Fund – Class K	101,569,265	97.54%	111,114,026	97.48%
Fidelity Freedom Income K	7,833,439	98.75%	8,459,093	97.05%
Fidelity Freedom 2010 K	38,670,098	98.18%	43,644,574	98.16%
Fidelity Freedom 2015 K	576,873	97.40%	1,451,112	99.31%
Fidelity Freedom 2020 K	47,510,639	95.72%	58,029,733	96.23%
Fidelity Freedom 2025 K	12,004,004	98.81%	8,976,873	98.94%
Fidelity Freedom 2030 K	74,259,769	98.12%	80,510,546	98.25%
Fidelity Freedom 2035 K	7,701,838	98.62%	5,228,482	99.07%
Fidelity Freedom 2040 K	58,031,371	97.31%	63,643,299	97.43%
Fidelity Freedom 2045 K	4,135,393	94.74%	3,188,174	94.62%
Fidelity Freedom 2050 K	39,670,880	97.76%	41,597,122	98.10%
Fidelity Freedom 2055 K	4,074,904	99.17%	2,802,681	99.25%
Goldman Sachs Small Cap Value Institutional	21,405,226	98.67%	27,356,251	98.71%
Prudential Total Return Bond	66,353,049	97.83%	69,476,699	98.14%
Eaton Vance Atlanta Capital SMID-Cap Fund – Class R-6	62,355,335	97.57%	67,494,754	97.66%
T. Rowe Price Institutional Large Cap Value	56,702,035	98.99%	67,562,858	99.16%
Vanguard Federal Money Market	55,236,161	98.86%	48,637,359	98.59%
Voya Small Cap Opportunity	16,957,527	98.05%	21,685,641	98.26%
Clear Channel Outdoor Stock Fund (unitized*)	3,011,952	100%	2,490,416	100%
	$1,003,579,794		$1,101,000,287
*	A non-registered fund comprised of the underlying Clear Channel Outdoor Holdings, Inc. Class A common stock and a short-term cash component.

iHeartMedia, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

The following table presents the investment income of the Master Trust for the year ended December 31, 2018.

Investment Loss
Net depreciation in fair value of investments	$(130,569,721)
Interest and dividends	59,470,874

$(71,098,847)

Note 4:     Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include: (i) Common stocks, which are valued at the closing price reported on the active market on which the individual securities are traded; and (ii) Registered investment funds, which are valued at the quoted net asset value (NAV) of shares held by the Plan at year-end. There are no Level 2 or 3 securities held by the Plan.

iHeartMedia, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Recurring measurements

The following tables present the fair value measurements of assets recognized in the Master Trust measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2018 and 2017:

		2018 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Master Trust
Registered investment funds	$1,021,455,273	$1,021,455,273	–	–
Common stock	2,935,371	2,935,371	–	–
Cash holdings	76,581	76,581	–	–

Total assets at fair value	$1,024,467,225	$1,024,467,225	$–	$–

There have been no significant changes in the valuation techniques during the year December 31, 2018. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

		2017 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Master Trust
Registered investment funds	$1,120,190,410	$1,120,190,410	–	–
Common stock	2,434,104	2,434,104	–	–
Cash holdings	56,312	56,312	–	–

Total assets at fair value	$1,122,680,826	$1,122,680,826	$–	$–

iHeartMedia, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2018 and 2017

Note 5:     Related Party Transactions

Certain Plan investments are managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. During the year ended December 31, 2018, the Plan also invested in a non-registered fund comprised of the underlying Class A common stock of a majority-owned subsidiary (Clear Channel Outdoor Holdings, Inc.) and a short-term cash component.

The Plan Sponsor paid $2,437 in professional fees related to the Plan for the year ended December 31, 2018.

Note 6:     Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the employer’s contributions allocated to their account.

On May 1, 2019, Clear Channel Outdoor Holdings, Inc., ceased to be affiliated with the Plan Sponsor, and Plan participants employed by Clear Channel Outdoor Holdings, Inc. were transferred to a new plan sponsored directly by Clear Channel Outdoor Holdings, Inc. The related Plan assets totaling $121,583,533 were transferred to the new Clear Channel Outdoor Holdings, Inc. plan on May 1, 2019.

Note 7:     Tax Status

The IRS has determined and informed the Plan sponsor by a letter dated March 21, 2016 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and therefore, the related trust is exempt from taxation. Prior to receiving the March 21, 2016 Determination Letter for the 2014 Plan Restatement, a 2015 Plan Restatement was executed. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 8:     Risk and Uncertainties

The Master Trust invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

iHeartMedia, Inc. 401(k) Savings Plan

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

EIN: 74-1787539 PN 001

December 31, 2018

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity, rate of interest, collateral, par or maturity value	Current Value

*	Notes Receivable from Participants	Various due dates with interest rates between 4.25% - 9.25%	$15,519,144

			$15,519,144

*	Denotes party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IHEARTMEDIA, INC. 401(K) SAVINGS PLAN

Date: June 28, 2019	By:	/s/ Donna Schneider
Donna Schneider
Retirement Benefits Committee Senior Vice President, Associate General Counsel